AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2005

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30, 2005	March 31, 2005
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$5,024,520	$7,335,379
Marketable securities (note 4)	134,905	290,297
Amounts receivable and prepaids	342,836	262,673
	5,502,261	7,888,349

Equipment (note 5)	44,567	47,105
Mineral property interests (note 6)	155,929	155,929

	$5,702,757	$8,091,383

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$91,841	$777,971
Balances payable to related parties (note 8)	22,520	93,272
	114,361	871,243

Shareholders' equity
Share capital (note 7(b))	22,444,855	22,387,954
Contributed surplus (note 7(e))	489,969	507,065
Deficit	(17,346,428)	(15,674,879)
	5,588,396	7,220,140
Nature of operations (note 1)
Subsequent events (note 10)

	$5,702,757	$8,091,383

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
	2005	2004

Expenses
Amortization	$2,538	3,466
Conference and travel	–	2,419
Exploration (schedule)	1,399,387	544,473
Legal, audit, and accounting	5,244	12,720
Management and consulting	15,042	5,235
Office and administration	37,678	9,844
Salaries and benefits	84,767	50,792
Shareholder communication	23,875	11,885
Stock-based compensation (recovery) - exploration (note 7(c))	(8,718)	3,423
Stock-based compensation (recovery) - administration (note 7(c))	(5,416)	8,928
Trust and filing	1,982	5,894
	1,556,379	659,079

Other items
Foreign exchange gain	(3,553)	(2,118)
Gain on sale of marketable securities	–	(45,836)
Interest income and other	(36,669)	(72,666)
Mark-to-market adjustment on warrants	98,000	–
Writedown of marketable securities	57,392	–
	115,170	(120,620)

Loss for the period	$1,671,549	$538,459

Deficit, beginning of period	$15,674,879	$7,047,240

Deficit, end of period	$17,346,428	$7,585,699

Basic and diluted loss per share	$0.03	$0.01

Weighted average number
of common shares outstanding	47,834,874	44,429,034

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
Cash provided by (used in)	2005	2004

Operating activities
Loss for the period	$(1,671,549)	$(538,459)
Items not involving cash
Amortization	2,538	3,466
Common shares issued for property fees	18,750	156,000
Loss on sale of marketable securities	–	(45,836)
Mark-to-market adjustment on warrants	98,000	–
Stock-based compensation (note 7(c))	(14,134)	12,351
Writedown of marketable securities	57,392	–
Changes in non-cash working capital items
Amounts receivable and prepaids	(80,163)	(77)
Balances receivable from and payable to related parties	(70,752)	(37,790)
Accounts payable and accrued liabilities	(686,130)	6,694
	(2,346,048)	(443,651)

Investing activities
Proceeds from sale of marketable securities	–	45,836
Acquisition of mineral property interests	–	(171,000)
	–	(125,164)

Financing activities
Issuance of share capital, net of costs	35,189	124,367
	35,189	124,367

Increase (decrease) in cash and equivalents	(2,310,859)	(444,448)

Cash and equivalents, beginning of period	7,335,379	13,724,673

Cash and equivalents, end of period	$5,024,520	$13,280,225

The accompanying notes are an integral part of these consolidated financial statements.

Supplementary cash flow information:

Interest paid	$–	$–

Non cash financing and investing activities:
Issuance of common shares for property option fees	$18,750	$–

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
Three months ended June 30, 2005 and 2004
(Unaudited - Expressed in Canadian Dollars)

	Mexico	British		All
	Inde	Columbia	Other	Properties
	Property	Properties	Properties	Total

Exploration expenses for the three months ended June 30, 2005
Assays and analysis	$–	$50,216	$–	$50,216
Equipment rental	–	68,064	–	68,064
Freight	–	8,137	–	8,137
Geological	–	657,194	–	657,194
Graphics	–	14,094	–	14,094
Helicopter	–	79,638	–	79,638
Property fees and assessments	–	2,030	–	2,030
Property option payments	–	78,750	–	78,750
Site activities	–	391,805	–	391,805
Socioeconomic	–	–	–	–
Travel and accommodation	–	49,459	–	49,459
Incurred during the period	–	1,399,387	–	1,399,387
Cumulative expenditures, beginning of period	2,346,761	8,089,989	1,811,188	10,436,750
Cumulative expenditures, June 30, 2005	$2,346,761	$9,489,376	$1,811,188	$11,836,137

Exploration expenses for the three months ended June 30, 2004
Assays and analysis	$–	$50,054	$–	$50,054
Equipment rental	–	6,386	–	6,386
Freight	–	448	–	448
Geological	–	368,617	–	368,617
Graphics	–	12,400	–	12,400
Property fees and assessments	–	8,136	–	8,136
Site activities	385	73,364	–	73,749
Travel and accommodation	–	24,683	–	24,683
Incurred during the period	385	544,088	–	544,473
Cumulative expenditures, beginning of period	2,347,416	435,384	1,811,188	4,593,988
Cumulative expenditures, June 30, 2004	$2,347,801	$979,472	$1,811,188	$5,138,461

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Amarc Resources Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc, S.A. de C.V. and Amarc Exploraciones Mineras, S.A. de C.V., both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities

Marketable securities are recorded at the lower of cost and estimated fair value.

(c)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(d)	Reclamation deposits

Reclamation deposits are recorded at cost and are included in amounts receivable and prepaids.

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to operations in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company’s discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(f)	Government grants

Due to the uncertainty of the approval of government grants for which the Company applies, government grants are recorded as and when the proceeds of these grants are received.

(g)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(h)	Stock-based compensation

Pursuant to CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” the Company commenced recording non-cash stock-based payments to employees using the fair value method on a prospective basis effective April 1, 2003. Prior to April 1, 2003, no compensation cost was required to be recorded for all other non-cash stock-based employee compensation awards. There has been no effect on any prior periods presented.

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

Consideration received by the Company upon the exercise of share purchase options, and the stock-based compensation previously credited to contributed surplus related to such options, is credited to share capital.

(i)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for amortization of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(j)	Foreign currency translation

All of the Company’s foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates. Foreign exchange gains or losses are recognized in the statement of operations.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company’s accounting policy for future income taxes currently has no effect on the consolidated financial statements of any of the periods presented.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(l)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

(m)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable and prepaids, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The fair value of balances receivable from related parties is not readily determinable due to the related party nature of these amounts and the absence of a secondary market for such instruments. The Company is not exposed to significant credit risk or interest rate risk.

Warrants received by the Company pursuant to certain private placement and option agreements described in note 4 and note 6 are classified as derivative financial instruments and are recorded on the balance sheet as marketable securities at estimated fair value. Changes in the fair value of a derivative financial instrument are charged to operations if the instrument does not qualify as a hedge, or as an offset to the item hedged, if it does qualify as a hedge. The Company has not designated any of its warrants as a hedging instrument.

(n)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

	Number	Book value	Market value
June 30, 2005
Yukon Zinc Corporation (formerly Expatriate
Resources Ltd.) common shares (1)	537,000	$107,400	$107,400
Chatworth Resources Inc. (formerly GMD
Resources Corp.) common shares (note 6(a))	16,667	2,505	2,505
Chatworth Resources Inc. warrants (note 6(a))	100,000	12,000	12,000
Yukon Zinc Corporation warrants (1)	250,000	–	–
Sydney Resource Corporation warrants (note 6(b))	300,000	13,000	13,000
Total		$134,905	$134,905

March 31, 2005
Yukon Zinc Corporation (formerly Expatriate
Resources Ltd.) common shares (1)	537,000	$163,964	$171,840
Chatworth Resources Inc. (formerly GMD
Resources Corp.) common shares (note 6(a))	16,667	3,333	3,583
Chatworth Resources Inc. warrants (note 6(a))	100,000	22,000	22,000
Yukon Zinc Corporation warrants (1)	250,000	12,000	12,000
Sydney Resource Corporation warrants (note 6(b))	300,000	89,000	89,000
Total		$290,297	$298,423

(1) On July 21, 2004, the Company subscribed to a private placement in Yukon Zinc Corporation (formerly Expatriate Resources Ltd.) (“Yukon Zinc”) consisting of 500,000 units for total gross proceeds of $125,000. Each unit consisted of one common share and one-half of one warrant. Each whole warrant is convertible into one common share of Yukon Zinc and expires on July 21, 2005. The gross proceeds of $125,000 were allocated between the common shares and warrants of Yukon Zinc based on their relative fair values at the date of issuance.

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
June 30, 2005
Automotive	$24,514	$17,744	$6,770
Site equipment	77,551	39,754	37,797
Total	$102,065	$57,498	$44,567

March 31, 2005
Automotive	$24,514	$17,195	$7,319
Site equipment	77,551	37,765	39,786
Total	$102,065	$54,960	$47,105

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

6.	MINERAL PROPERTY INTERESTS

					Balance at
Property					Mar 31, 2005
Acquisition	Balance at	Credited	Written down	Acquired	and June 30,
Costs	Mar 31, 2004	during the year	during the year	during the year	2005
British
Columbia,
Canada
Buck	$65,929	$10,000	$–	$–	$55,929
RAD	8,000	–	8,000	–	–
Nechako	–	–	–	90,000	90,000
Witch	–	–	–	10,000	10,000
Sitka	–	–	68,000	68,000	–
Total	$73,929	$10,000	$76,000	$168,000	$155,929

(a)	British Columbia, Canada

	(i)	Buck Property

In January 2004, the Company entered into agreements to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $65,929 cost of staking the property, line cutting to establish a survey grid over it and by performing an induced polarization geophysical survey on the property.

On July 9, 2004, the Company reached an option agreement with Chatworth Resources Inc. (“Chatworth”) (then, GMD Resource Corp.) pursuant to which Chatworth can earn a 50% interest in the Buck project by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, (ii) issuing 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (iii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000.

Upon acceptance of the option agreement by the TSX Venture Exchange on July 16, 2004, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares with a value of $5,000 were credited against the acquisition cost of the property. Chatworth subsequently completed a 6-for-1 share consolidation. The fair value of the Chatworth warrants was estimated on the TSX acceptance date at $5,000 using a Black-Scholes option pricing model, and has been credited against the acquisition cost of the property. Assumptions used in the pricing model include: (i) risk free rate of 3%, (ii) expected volatility of 328%, (iii) an estimated life of 2 years and (iv) an expected dividend rate of nil.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(ii)          RAD and Sitka Properties

In January 2004, the Company entered into agreements to acquire 100% interests in each of the RAD and Sitka mineral properties. The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $8,000 staking cost. The Company has no current plans to conduct further exploration work on this property. Consequently, the acquisition costs totaling $8,000 were expensed in the year ended March 31, 2005.

The Company continues to maintain the property in good standing.

The 1,275 hectare Sitka Gold property ("Sitka"), located 30 kilometers northeast of Port Hardy, was acquired by the Company for $20,000 in cash and the issuance of 80,000 common shares of the Company to an arm's length party. During February 2004 to August 2004, the Company conducted technical reviews of the Sitka property. The Company has no current plans to conduct further exploration work on this property and consequently, the acquisition costs totaling $68,000 were expensed in the year ended March 31, 2005.

The Company continues to maintain the property in good standing.

(iii)         Nechako Properties (formerly “Bob and JMD” Properties)

In January 2004, the Company entered into agreements to acquire a 100% interest in the Nechako mineral properties. The 1,300 hectare Nechako properties, located 80 kilometers west of Quesnel, were acquired by issuing a total of 200,000 common shares of the Company to two arm's length parties. Of these 200,000 common shares, 50,000 were not due to be issued until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures.

In November 2004, the Company signed an option agreement with Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, whereby Endurance Gold can acquire a 60% interest in the properties by issuing in staged payments to the Company 250,000 common shares, and by incurring $250,000 in exploration work over the next three years. The agreement was conditional upon Endurance Gold becoming a publicly-listed company, which Endurance fulfilled in July 2005, by becoming a publicly-listed company on the TSX Venture Exchange. In August 2005, the Company received its first payment of 50,000 common shares of Endurance Gold.

At the end of the option period, the Company and Endurance Gold may enter into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties from whom the property was acquired waived their right to the 50,000 common shares of the Company referred to above.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

In January 2005, Endurance Gold staked an additional 2,047 hectares of mineral claims within the area of common interest surrounding the property which now form part of the property and be subject to the terms of the agreement with Endurance Gold.

(iv)           GBR

In April 2004, the Company entered into an agreement to acquire the 1,000 hectare GBR Property located approximately 70 kilometers northwest of Dease Lake. The Company has the option to acquire a 100% interest in the claims, subject to a 2% net smelter royalty (“NSR”), by making cash payments totaling $225,000 and by issuing 450,000 common shares of the Company, of which $15,000 has been paid and 30,000 common shares have been issued to date. The Company subsequently staked an additional 28 claims on 5,825 hectares to add to the property within the area of common interest that are now subject to the terms of the agreement.

In May 2005, the Company terminated the GBR agreement.

(v)            Spius Property

In June 2004, the Company entered into an option agreement with two arm's length parties to acquire a 100% interest in the 1,000 hectare Spius gold-copper porphyry property, located near Merritt. The Company could have acquired this interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares over three years (of which 10,000 have been issued to date). The property was subject to a 2% NSR which the Company could have, at its option, purchase for $2 million. Subsequent to June 30, 2005, the Company terminated the Spius agreement.

(vi)           Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property, located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James, for a cash payment of $10,000. At that time, the property comprised approximately 4,600 hectares and the Company subsequently staked an additional 1,750 hectares contiguous to the property.

During the period September 2004 to January 2005, the Company staked an additional 67,961 hectares in the Witch Lake region.

(vii)          Natlan Property

In March 2005, the Company entered into an option agreement to acquire the Natlan gold property, located 25 kilometers northeast of Hazelton whereby the Company can purchase 100% of the claims by making staged cash payments totaling $500,000 over five years, of which $10,000

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

has been paid and expensed. The property is subject to a 2% NSR which the Company can purchase for $2 million.

(viii)         Cariboo Properties

In February and March 2004, the Company staked the 2,000 hectare Crystal property, the 2,000 hectare Orr property, the 1,125 hectare Hook property, the 2,125 Sky property and the 2,175 hectare Jim property. The Crystal and the Orr properties are located approximately 45 kilometers southeast and 35 kilometers southeast, respectively, of the town of 100 Mile House. The Hook, Sky and Jim properties are located 12 kilometers northeast, 15 kilometers northwest and 6 kilometers northeast, respectively, of the town of Horsefly. Subsequently, the Company added 100 hectares to the Jim property and 2,500 hectares to the Crystal property by staking.

In February 2005, a portion of the Crystal claims was allowed to lapse and in June 2005, the remainder of the Crystal claims was allowed to lapse. In March 2005, the Orr claims were allowed to lapse. Subsequent to the year ended March 31, 2005 the Sky claims were also allowed to lapse.

In March 2005, the Company signed an agreement with Wildrose Resources Ltd. whereby the Hook and Jim properties were sold to Wildrose for a nominal sum and a right of first refusal in favor of the Company and Rockwell Ventures Inc. (see “Farm out agreement” below) to enter into an option agreement on Wildrose’s Cowtrail and Pat claims. The Cowtrail and the Pat claims are located near Horsefly, British Columbia.

In November 2004, the Company staked the Giff, Naud and Tin properties, comprising 5,196 hectares, approximately 85 kilometers east of Williams Lake. In February 2005, the Company staked the Magoro, RS, Tisdall and TKL properties, comprising a total of 7,462 hectares, also located approximately 85 kilometers east of Williams Lake.

In January 2005, the Company entered into an agreement whereby it obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims, located 65 kilometers northeast of Kamloops, by making staged payments totaling $135,000 and issuing 200,000 common shares of the Company over a period of 2 years, of which $60,000 has been paid and 50,000 common shares have been issued to June 30, 2005. The property is subject to a 2% NSR which can be purchased by the Company for $1 million.

In December 2004, the Company entered into a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) to obtain an option to earn a 60% joint venture interest with Eagle Plains to develop the 5,075 hectare Acacia property, which is contiguous with and surrounds the Homestake/Kamad property. The Company can earn its 60% interest by making staged payments totaling $125,000 (of which $10,000 was paid in December 2004 and $15,000 was paid in April 2005), issuances of 350,000 common shares of the Company (of which 25,000 were issued in May 2005), and by expending $2,500,000 in exploration over the ensuing four years. The Company may increase its interest to 75% by completing a feasibility study. A definitive agreement was entered into in April 2005.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

In May 2005, the Company entered into an option agreement with Taseko Mines Limited, a public company with certain directors in common with Amarc, to earn a 50% interest in the Wasp and Anvil properties. The Wasp and Anvil properties are located approximately 15 kilometres southeast of Taseko’s Prosperity project, which itself is situated 130 kilometres southwest of Williams Lake. Amarc will be the operator and can acquire its interest by incurring $150,000 of exploration expenditures over a two year period. The Prosperity project hosts a large porphyry gold-copper deposit.

(ix) Farm out agreement

On November 1, 2004 the Company signed an agreement with Rockwell Ventures Inc. (“Rockwell”), a public company related with certain directors in common with the Company, whereby Rockwell was granted the right to earn an interest in each of the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties by incurring $600,000 in exploration expenditures on these properties by December 31, 2004. Rockwell completed this expenditure requirement in December 2004.

(b)	Durango State, Mexico Inde Property

The Inde Property comprises approximately 270 hectares located in Durango State, Mexico, and consists of five mineral concessions, of which three were owned outright by the Company and two were held under option.

In December 2003, and concurrent with an amendment to the underlying option agreement, the Company optioned the Inde Property to Minera Bugambilias, S.A. de C.V. ("Bugambilias"). Bugambilias could have earned up to a 70% interest in the Inde Property by exercising two options and was also required to make all necessary option payments to the underlying property vendor.

In January 2004, the Company reached an option agreement with Sydney Resource Corporation (“Sydney”) pursuant to which Sydney can earn a 51% interest in the Inde Property by (i) incurring $2.2 million in exploration expenses within 3 years and (ii) issuing 300,000 warrants at exercisable at $0.52 per share until February 4, 2006.

Upon acceptance of the option agreement by the TSX Venture Exchange on April 27, 2004, 300,000 warrants of Sydney were received by the Company. The Sydney warrants were recorded as a reduction in exploration expenses at an estimated fair value of $102,000 using an option pricing model. Assumptions used in this calculation included: (i) risk free rate of 3%, (ii) expected volatility of 131%, (iii) an estimated life of 1.41 years and (iv) an expected dividend rate of nil.

On October 14, 2004, Bugambilias terminated its option. The Company then terminated its option agreement with the underlying vendor, and pursuant to that agreement also relinquished, to the underlying vendor, the three concessions which it owned. Consequently, the Company has no further interest in the Inde Property.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(c)	Other Properties

Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number (June 30, 2004 – 100 million) of common shares without par value.

(b)	Issued and outstanding common shares

	Number of
Common shares issued:	Shares	Amount
Balance at March 31, 2004	44,173,641	$20,638,830
Issued during fiscal 2005
Options exercised	2,123,500	654,090
Nechako property option payment, June 2004 (note 6(a)(iii))	150,000	90,000
GBR property option payment, June 2004	30,000	18,000
Sitka property option payment, June 2004	80,000	48,000
Spius Creek property option payment, July 2004	10,000	5,900
Homestake/Kamad property option payment, January 2005	25,000	13,000
Warrants exercised	1,145,001	518,000
Contributed surplus transferred on options exercised	–	402,134
Balance at March 31, 2005	47,737,142	$22,387,954
Options exercised	7,000	1,190
Warrants exercised	99,998	33,999
Acacia property option payment, May 2005	25,000	9,250
Homestake/Kamad property option payment, June 2005	25,000	9,500
Contributed surplus transferred on options exercised	–	2,962
Balance at June 30, 2005	47,894,140	$22,444,855

(i)

On October 31, 2003 the Company announced a private placement of 13,000,000 units, of which 5,047,000 were flow-through units and 7,953,000 were non-flow-through units, at a price of $0.30 per unit. Each unit was comprised of one common share and one warrant to purchase one common share at a price of $0.34 until December 31, 2005. The warrants are subject to a 45 day accelerated expiry, at the option of the Company, if the closing trade price of the Company's common shares is at least $0.68 for ten consecutive trading days.

(ii)

In December 2003, the Company announced and completed a private placement of 8,002,084 units, of which 4,397,906 were flow-through units and 3,604,178 were non- flow-through, at a price of $0.55 per unit. Each unit was comprised of one common share and one share purchase warrant redeemable for one common share at a price of $0.60 until December 31, 2004.

(iii)

In March 2004, the Company completed a private placement of 2,000,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one share purchase warrant redeemable for one common share at a price of $0.85 until March 9, 2005.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time (prior to September 2004, 2,970,000 share purchase options) typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

The continuity of share purchase options for the period ended June 30, 2005 is:

	Exercise	March 31,			Expired/	June 30,
Expiry date	price	2005	Granted	Exercised	cancelled	2005
May 9, 2005	$0.17	7,000	–	(7,000)	–	–
March 21, 2006	$0.60	2,021,000	–	–	(20,000)	2,001,000
Total		2,028,000	–	(7,000)	(20,000)	2,001,000

Weighted average exercise price		$ 0.60	$ –	$ 0.17	$ 0.60	$ 0.60

The weighted-average contractual remaining life of share purchase options is 0.72 years.

The continuity of share purchase options for the year ended March 31, 2005 is:

	Exercise	March 31,			Expired/	March 31,
Expiry date	price	2004	Granted	Exercised	cancelled	2005
December 20, 2004	$0.18	67,000	–	(67,000)	–	–
March 21, 2005	$0.31	2,033,000	–	(2,013,000)	(20,000)	–
March 21, 2005	$0.36	25,500	–	(25,500)	–	–
March 21, 2005	$0.49	73,000	–	(18,000)	(55,000)	–
May 9, 2005	$0.17	7,000	–	–	–	7,000
March 21, 2006	$0.60	–	2,046,000	–	(25,000)	2,021,000
Total		2,205,500	2,046,000	(2,123,500)	(100,000)	2,028,000

Weighted average exercise price		$ 0.31	$ 0.60	$ 0.31	$ 0.48	$ 0.60

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period have been reflected in the statement of operations as follows:

	Three months ended June 30
	2005	2004
Exploration
Engineering	$–	$2,141
Environmental, socioeconomic and land	–	(344)
Geological	(8,718)	1,626
Exploration	(8,718)	3,423
Office and administration	(5,416)	8,928
Total compensation cost recognized in operations,
credited (charged) to contributed surplus	$(14,134)	$12,351

The assumptions used to estimate the fair value of options granted during the period are as follows:

	Three months ended June 30
	2005	2004
Risk free interest rate	3%	3%
Weighted average expected life	0.72 years	1.4 years
Vesting period	nil	0-6 months
Weighted average expected volatility	92%	103%
Expected dividends	Nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the period ended June 30, 2005 is:

	Exercise	March 31			Expired/	June 30
Expiry date	Price	2005	Issued	Exercised	Cancelled	2005
December 31, 2005	$ 0.34	12,349,999	–	(99,998)	–	12,250,001
Weighted average exercise price		$ 0.34	$ –	$ 0.34	$ –	$ 0.34

The contractual remaining life of share purchase warrants is 0.5 years.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2005 is:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2004	Issued	Exercised	Cancelled	2005
December 31, 2004	$ 0.60	8,002,084	–	(495,000)	(7,507,084)	–
March 9, 2005	$ 0.85	2,000,000	–	–	(2,000,000)	–
December 31, 2005	$ 0.34	13,000,000	–	(650,001)	–	12,349,999
Total		23,002,084	–	(1,145,001)	(9,507,084)	12,349,999

Weighted average exercise price		$ 0.47	$ –	$ 0.45	$ 0.65	$ 0.34

(e)	Contributed surplus

Balance at March 31, 2004	$413,168
Changes during fiscal 2005
Non-cash stock-based compensation (note 7(c))	496,031
Contributed surplus transferred to share capital on options exercised (note 7(a))	(402,134)
Balance at March 31, 2005	$507,065
Changes during fiscal 2005
Non-cash stock-based compensation (note 7(c))	(14,134)
Contributed surplus transferred to share capital on options exercised (note 7(a))	(2,962)
Balance at June 30, 2005	$489,969

The components of contributed surplus at June 30, 2005 are:

Cumulative stock-based compensation	895,065
Contributed surplus transferred to share capital upon options exercised	(405,096)
Balance at June 30, 2005	$489,969

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2005
(Unaudited – Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	June 30, 2005	March 31, 2005
Hunter Dickinson Inc. (a)	$24,647	$(89,848)
Hunter Dickinson Group Inc. (b)	(47,167)	(3,424)
Total	$(22,520)	$(93,272)

	Three months ended June 30
Transactions	2005	2004
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$602,880	$325,916
Hunter Dickinson Group Inc. (b)	9,600	3,200

(a)

Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies, owned equally by nine public companies, one of which is the Company, and has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) Hunter Dickinson Inc. have arisen in the normal course of exploration work on the Company’s mineral properties and from the provision of ongoing administrative services.

(b)	Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services at market rates to the Company.

9.	INCOME TAXES

As of March 31, 2005, the Company had approximately $2.5 million (2004 - $1.9 million) in non- capital losses and $5.7 million (2004 - $1.8 million) in capital losses for Canadian tax purposes available to reduce taxable income in future years. These non-capital losses expire in various periods ranging from 2006 to 2012. Future tax benefits, if any, resulting from the application of these losses have not been reflected in these consolidated financial statements, as it cannot be considered more likely than not that they will be realized.

10.	SUBSEQUENT EVENTS

Subsequent to June 30, 2005, to August 15, 2005, the Company issued 100,000 common shares at a price of $0.34 pursuant to the exercise of warrants.